Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2019

Nomad Foods Limited—Interim management report
General information

Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad Foods Limited (the “Company” or “Nomad”) produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.

Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Results for the nine months ended September 30, 2019
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the nine months ended September 30,
	2019	2018
	€m	€m
Net cash generated from operating activities	175.5	110.7
Cash used in investing activities	(55.9)	(486.0)
Net cash provided by financing activities	274.1	315.1
Net increase/(decrease) in cash and cash equivalents	393.7	(60.2)
Cash and cash equivalents at end of period	721.5	156.9
Cash and cash equivalents has increased during the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018. Net cash generated from operating activities has increased by €64.8 million compared to the nine months ended September 30, 2018. Due to the adoption of IFRS 16 Leases on January 1, 2019, the payment of lease liabilities of €16.0 million for the nine months ended September 30, 2019 are now classified within financing activities. Cash used in investing activities has decreased by €430.1 million compared to the nine months ended September 30, 2018. The Company purchased €25.0 million of short-term investments in the current period and made net payments of €465.1 million for acquisitions in the prior period. Net cash provided by financing activities has decreased by €41.0 million compared to the nine months ended September 30, 2018 due primarily to the receipt of €353.7 million from the issuance of new ordinary shares on March 22, 2019 but offset in part by repayment of €22.0 million of debt as well as cash outflows of €16.0 million for the payment of lease liabilities which were previously classified within operating cash flows. In the prior period the cash inflow was due primarily to the receipt of €354.8 million from the draw down of new Senior debt in advance of the Aunt Bessie's acquisition which was completed on July 2, 2018.

Nomad Foods Limited—Risk Factors

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this interim report, in addition to the information included in our consolidated financial statements and related notes as filed on the Company's Form 20-F for the year ended December 31, 2018, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.
Risks Related to Our Business and Industry
We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. Our competitors generally compete with us on the basis of price, actual or perceived quality of products, brand recognition, consumer loyalty, product variety, new product development, customer service and improvements to existing products. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The increase in discounter sales may adversely affect the sales of our branded products. Further, we are increasing our investment in online sales (sales made through retailers’ online platforms). However, there is no guarantee we will achieve our expected return on investment from this strategy. The growth of online retailers, and the corresponding growth in our online sales, may also adversely affect our competitive position.
In addition, we cannot predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors develop and launch products targeted to compete directly with our products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
Furthermore, some of our competitors may have substantially greater financial, marketing and other resources than we have. This creates competitive pressures that could cause us to lose market share or require us to lower prices, increase advertising expenditures or increase the use of discounting or promotional campaigns. These competitive factors may also restrict our ability to increase prices, including in response to commodity and other cost increases. If we are unable to continue to respond effectively to these and other competitive pressures, our customers may reduce orders of our products, may insist on prices that erode our margins or may allocate less shelf space and fewer displays for our products. These or other developments could materially and adversely affect our sales volumes and margins and result in a decrease in our operating results, which could have a material adverse effect on our business, financial condition and results of operations.

Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our sales and profitability may decline.
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; and products that are sustainably sourced and produced and are otherwise environmentally friendly. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Germany, France, Italy, Sweden or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. In addition, consumers with increasingly busy lifestyles are choosing the online grocery channel as a more convenient and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer preferences and trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be adversely affected.
Our future results and competitive position are dependent on the successful development of new products and improvement of existing products, which is subject to a number of difficulties and uncertainties.
Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets. We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of our other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.
The nature of the exit of the UK from the EU could adversely impact our business, results of operations and financial condition.
On June 23, 2016 the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The withdrawal date has been postponed three times with the current Brexit date being January 31, 2020 at the latest. The latest European Union (Withdrawal Agreement) Bill has passed the initial stages of the UK Parliament but has not as yet become binding law. The progress of the legislation is currently paused to allow a General Election in the UK on December 12, 2019. This lack of clarity continues to create political and economic uncertainty, which has affected, and may continue to affect, market and macro-economic conditions in both the UK and EU economies.  A number of different outcomes remain possible, the consequences of which are unpredictable.
For the year ended December 31, 2018, 94% of our revenue was derived from the EU as a whole and 27% was derived from the UK, which increased from the prior year due to the acquisitions of Goodfella's and Aunt Bessie's. In addition, we have manufacturing facilities and employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on consumer demand and profitability in the UK and other markets. Depending on the terms of Brexit, the UK could also lose access to the single EU market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. For example, the imposition of any import restrictions and duties levied on our products may make our products more expensive and less competitive from a pricing perspective. To avoid such impacts, we may have to restructure or relocate some or all of our operations which would be costly and negatively impact our profitability and cash flow.

Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. Further, a number of our employees in the UK are not UK citizens and we also have UK citizens working in the EU. While there are arrangements in place to allow such employees to keep their right to work, it remains to be seen how such arrangements and the potentially changed economic conditions may affect such employees.
Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to economic and other trends that could adversely impact our operations in our key geographies.
We conduct operations in our key markets of the UK, Italy, Germany, Sweden, France, and Norway, from which approximately 81% of our revenue was generated during the year ended December 31, 2018. We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, Brexit has created political and economic uncertainty both in the UK and the other EU member states. A deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
Our inability to source raw materials or other inputs of an acceptable type or quality, could adversely affect our results of operations.
We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of food ingredients, packaging materials, other supplies and energy costs. In particular, raw materials such as fish, livestock and crops have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices can impact our results of operations.
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the European Union including national or international quotas that can limit volume of raw materials. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases and local, the impact of Brexit, national or international quarantines can also adversely affect availability and prices of commodities in the long and short term.
While we attempt to negotiate fixed prices for certain materials with our suppliers for periods ranging from one month to a full year, we cannot guarantee that our strategy will be successful in managing input costs if prices increase for extended periods of time. Additionally, by entering fixed price agreements we may potentially be limiting our ability to benefit from possible price decreases. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.
Our ability to avoid the adverse effects of a pronounced, sustained price increase in raw materials is limited. Any increases in prices or scarcity of ingredients or packaging materials required for our products could increase our costs and disrupt our operations. If the availability of any of our inputs is constrained for any reason, we may not be able to obtain sufficient supplies or supplies of a suitable quality on favorable terms or at all. Such shortages could materially adversely affect our market share, business, financial condition and results of operations.

Our inability to pass on price increases for materials or other inputs to our customers could adversely affect our results of operations.
Our ability to pass through increases in the prices of raw materials to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
We rely on sales to a limited number of large food retailers and should they perform poorly or give higher priority to private label or other brands or products or if the concentration and buying power of these large retailers increase, our business could be adversely affected.
Our customers include supermarkets and large chain food retailers in the UK, Germany, France, Italy, Sweden and Norway. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2018, our top 10 customers accounted for 42% of sales. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we are unable to collect accounts receivable from our customers, if we lose business from a major customer or if our relationship with a major customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors, which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories such as food products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease or we may need to lower the prices of our products, either of which could adversely affect our business, financial condition and results of operations.
Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.
Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to deliver our perishable food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition and results of operations. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. We are dependent on third parties for almost all of our transportation requirements. In Italy, our distribution network is shared with Unilever’s ice cream business. Our arrangement with Unilever is governed by a distribution agreement which expires in 2022. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change.

We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.
As is typical in the food industry, sales to our key customers in our major markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually, however, ad-hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid are subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.
Our customers may not be creditworthy.
Our business is subject to the risks of nonpayment and nonperformance by our customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. Any future financial market disruptions or tightening of the credit markets could result in some of our customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial position of a customer could require us to assume greater credit risk relating to that customer and could limit our ability to collect receivables. We do not maintain credit insurance to insure against customer credit risk. If our customers fail to fulfill their contractual obligations, it may have an adverse effect on our business, financial condition and results of operation.
Failure to protect our brand names and trademarks could materially affect our business.
Our principal brand names and trademarks (such as Birds Eye, Iglo, Findus, Aunt Bessie's and Goodfella's) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark laws to establish and protect our intellectual property rights, but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. In addition, the Birds Eye brand, which we use in the UK, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.
There is also a risk that other parties may have intellectual property rights covering some of our brands, products or technology. If any third parties bring a claim of intellectual property infringement against us, we may be subject to costly and time-consuming litigation, diverting the attention of management and our employees. If we are unsuccessful in defending against such claims, we may be subject to, among other things, significant damages, injunctions against development and sale of certain products, or we may be required to enter into costly licensing agreements, any of which could have an adverse impact on our business, financial condition, and results of operations.
We are exposed to risks related to our financial arrangements with respect to receivables factoring.
We enter into factoring arrangements with financial institutions to sell certain of our accounts receivables from customers without recourse. If we were to stop entering into these factoring arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting accounts receivables. However, by entering into these arrangements we are exposed to additional risks. If any of these financial institutions experiences financial difficulties or is otherwise unable to honor the terms of our factoring arrangements, we may experience material financial losses due to the failure of such arrangements which could have an adverse impact upon our operating results, financial condition and cash flows.

Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general, or our own products specifically, may damage our reputation, increase our costs of operations and decrease demand for our products.
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We maintain systems designed to monitor food safety risks and require our suppliers to do so as well. However, we cannot guarantee that our efforts will be successful or that such risks will not materialize. In addition, although we attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, we cannot guarantee that our efforts will be successful or that contamination of our products by third parties will not materialize.
We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional and health-related concerns. Regulatory authorities may limit the supply of certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe or unhealthy. In addition, governmental regulations may require us to to discontinue certain offerings or limit the range of products we offer. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.
We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, which could negatively affect our business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, increase our insurance premiums and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.
Potential liabilities and costs from litigation could adversely affect our business.
There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, environmental, food quality and safety, anti-trust and trade, advertising and claims, and environmental laws and regulations, or in asserting our rights under various laws. For example, our marketing or claims could face allegations of false or deceptive advertising or other criticisms which could end up in litigation and result in potential liabilities or costs. In addition, we could incur substantial costs and fees in defending ourselves or in asserting our rights in these actions or meeting new legal requirements. Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant costs in defending these lawsuits. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations.

We are exposed to local business and tax risks in many different countries.
We operate in various countries in Europe, predominantly in the UK, Germany, France, Italy, Sweden and Norway. As a result, our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability (including the impact of Brexit), differing economic cycles, tariffs, duties and adverse economic conditions, unexpected changes in regulatory environments, currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany, France and Italy. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries.
Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.
We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of packaging materials and distribution of our products. Our suppliers are subject to their own unique operational and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.
In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.

The price of energy we consume in the manufacture, storage and distribution of our products is subject to volatile market conditions.
The price of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the German government’s decision to phase out nuclear power generation by 2022 could cause electricity prices and price volatility in Germany to increase. Any sustained increases in energy costs could have an adverse effect on the attractiveness of frozen food products for our customers and consumers and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours. In addition, disruptions in the supply of energy resources could temporarily impair our ability to manufacture products for our customers. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes or similar events could affect the electricity grid. Any such disruptions, or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Any disruptions, failures or security breaches of our information technology systems could harm our business and reduce our profitability.
We rely on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. As cyber-attacks are increasing in frequency and sophistication it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
Changes in the European regulatory environment regarding privacy and data protection regulations, such as the European Union’s General Data Protection Regulation (GDPR), could expose us to risks of noncompliance and costs associated with compliance.
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of EU countries, and because of our operations in the EU, including in the UK, we are subject to these heightened standards. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. As a result of legislative and regulatory rules, we may be required to notify the owners of the personal information together with the relevant regulatory authorities of any data breaches, which could harm our reputation and financial results, as well as subject us to litigation or actions by such regulatory authorities.

Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control such as extreme weather, fire, terrorist activity and natural disasters.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials that we use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas or changes in sea temperatures may affect marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our supplies of raw materials are reduced, we may not be able to find adequate supplemental supply sources, if at all, on favorable terms, which could have a material adverse effect on our business, financial condition and results of operation.
In addition, our manufacturing and distribution facilities may be subject to damage or disruption resulting from fire, terrorist activity, natural disasters or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our thirteen major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
Furthermore, as we lease parts of our Boulogne, Bremerhaven, Lowestoft, and Tonsberg manufacturing sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.
We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, such as our factory optimization program, to align our resources with our growth strategies, operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures. In 2016, we announced the closure of our factory and pea processing operations in Bjuv, Sweden, and operations ceased in the first half of 2017 with production transferred to other factories in the Group’s network. In March 2018, we sold the factory building and parts of the premises. We may be unable to realize the expected benefits of these actions which could potentially adversely affect our profitability and operations.
Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.
As of December 31, 2018, we employed approximately 4,813 employees, of which approximately 1,394 were located in Germany, 1,223 were located in the UK, 346 were located in France, 456 were located in Italy, 467 were located in Sweden/Norway and 927 employees in other locations. As of December 31, 2018, approximately 72% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our thirteen manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the UK, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.
We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a substantial majority of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage increased in April 2019. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.

We are dependent upon key executives and highly qualified managers and we cannot assure their retention.
Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the market, our business and our company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.
There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.
Costs or liabilities relating to compliance with applicable directives, regulations and laws could have a material adverse effect on our business, financial condition and results of operations.
As a producer of food products for human consumption, we are subject to extensive regulation in the UK, Germany, France, Italy, Sweden, Norway and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation and storage of frozen food products. For example, regulations of the European Parliament and Council published in October 2011 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. It is unclear how this will be impacted under Brexit but there may be changes and further regulations that the company has to adhere to. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our facilities and our suppliers’ facilities are subject to licensing, reporting requirements and official quality controls by numerous governmental authorities. These governmental authorities include European, national and local health, environmental, labor relations, sanitation, building, zoning, and fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approval could delay or prevent the development, expansion or operation of a given production or warehouse facility. Any changes in those regulations may require us to implement new quality controls and possibly invest in new equipment, which could delay the development of new products and increase our operating costs.
All of our products must comply with strict national and international hygiene regulations. Our facilities and our suppliers’ facilities are subject to regular inspection by authorities for compliance with hygiene regulations applicable to the sale, storage and manufacturing of foodstuffs and the traceability of genetically modified organisms, meats and other raw materials. Additionally, in certain jurisdictions, food business operators, including those in the food storage, processing and distribution sectors, are required to trace all food, animal feed, and food-producing animals under their control using registration systems that track the source of the products through the supply chain. Despite the precautions we undertake, should any non-compliance with such regulations be discovered during an inspection or otherwise, authorities may temporarily shut down any of our facilities, demand a product recall and/or levy a fine for such non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.
We could incur material costs to address violations of, or liabilities under, health, safety and environmental regulations.
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, and European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety. Health, safety and environmental legislation in Europe and elsewhere has generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage and personal injury claims, which could have a material adverse effect on our brand, business, financial condition and results of operations. In addition, if health, safety and environmental laws and regulations in the UK, Germany, France, Italy, Sweden, Norway and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.

Furthermore, under some environmental laws, we could be liable for costs incurred in investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a party unrelated to us or was not caused by us, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at our properties or at third-party sites, could result in substantial unanticipated costs which could have a material adverse effect on our business, financial condition and results of operations.
In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities, all of which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
Our operations are subject to a variety of regulatory schemes which require us to implement processes, procedures and controls to provide reasonable assurance that we are operating in compliance with applicable regulations, including the UK Bribery Act, the Modern Slavery Act 2015, the Foreign Corrupt Practices Act of 1977, the Trade Sanctions and Export Controls and the EU General Data Protection Regulation. Failure to comply (or any alleged failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, result in loss of customers and cause us to incur significant legal and investigatory fees. In addition, our business, including our ability to operate and continue to expand internationally, could be adversely affected if local and foreign laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require rapid changes to these practices or our products, services, policies and procedures.  If we are not able to adapt our business practices or strategies to changes in laws or regulations, it could subject us to liability, increased costs and reduced product demand. Additionally, the costs of compliance with laws and regulations may increase in the future as a result of changes in interpretation.  Any failure by us to comply with applicable laws and regulations may subject us to significant liabilities and could adversely affect our business, results of operations and reputation.
A failure in our cold chain could lead to unsafe food conditions and increased costs.
“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. Our cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to wastage, increased costs, food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have an adverse effect on our business, financial condition and results of operations.
Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.

We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control.
We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.
Additionally, if we incur additional indebtedness in connection with any future acquisitions or development projects or for any other purpose, our debt service obligations could increase. We may need to refinance all or a portion of our indebtedness before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
• our financial condition and market conditions at the time;
• restrictions in the agreements governing our indebtedness;
• general economic and capital market conditions;
• the availability of credit from banks or other lenders;
• investor confidence in us; and
• our results of operations.
In addition, a significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of one or more of these covenants could result in an event of default and may give rise to an acceleration of the debt. In the longer term, such breach of covenants could have a material adverse effect on our operations and cash flows.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
An increase in market interest rates would increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of our Senior Facilities Agreement, the interest rate that we pay on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base rate which references the LIBOR or EURIBOR rates. As a result, we are exposed to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Pursuant to the Company interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
Our indebtedness is subject to changes in interest reference rates
Pursuant to the terms of the current Senior Facilities Agreement, the interest rate paid on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base rate which references the LIBOR or EURIBOR rates. As a result of decisions taken by national regulators, LIBOR and EURIBOR may become phased out and replaced by a replacement reference index. If LIBOR ceases to exist, we may need to renegotiate our Senior Credit Agreement with our lenders. As a result of changes to underlying interest reference rates, the Company may be exposed to volatility with regard to interest cost on indebtedness or linked interest rate hedging arrangements.

We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
We are exposed to exchange rate risk. Our reporting currency is the Euro and yet a significant proportion of our sales and EBITDA are in Pound Sterling through our UK based business, and Norwegian Krone and Swedish Krona through our Norwegian and Swedish based businesses. We are exposed to foreign exchange translation risk as we convert the Pound Sterling results of our UK business and the Norwegian Krone and Swedish Krona results of our Norwegian and Swedish business into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted a portion of our USD term loan to GBP using cross currency interest rate swaps that act as a Net Investment hedge for our UK business. We are exposed to transactional exchange rate risk as a significant portion of our raw material purchases are denominated in non-functional currencies of the purchasing entity, predominantly U.S. Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. However, such hedging arrangements may not fully protect us against currency fluctuations and may or not be deemed to be cash flow hedge effective. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.
Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
We may experience significant pressure from our key suppliers to reduce trade payable terms. At the same time, we may experience pressure from our customers to extend trade receivable terms. Any such changes in commercial arrangements regarding trade payable and trade receivable payment terms, may have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.
Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business. For example, the impact of the adoption of IFRS 16 ‘Leases’, which became effective from January 1, 2019, has significantly changed the Statement of Financial Position as presented in Note 2.
Management continues to assess new accounting pronouncements and their impact on the Company prior to their adoption dates.
We may incur liabilities that are not covered by insurance.
While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. Our insurance policies cover, among other things, employee-related accidents and injuries, property damage and liability deriving from our activities. In particular, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions that have historically been affected by flooding. We may not be able to obtain flood insurance on reasonable terms or at all with respect to those facilities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.

An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2018, the carrying value of intangible assets totaled €3,948.2 million, of which €1,861.0 million was goodwill and €2,087.2 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €5,340.8 million.
We face risks associated with certain pension obligations.
The Company has a mixture of partially funded and unfunded post-employment defined benefit plans in Germany, Sweden and Austria as well as defined benefit indemnity arrangements in Italy and France. Deterioration in the value or lower than expected returns on investments may lead to an increase in our obligation to make contributions to these plans.
The obligations that arise from these plans are calculated using actuarial valuations which are based on assumptions linked to the performance of financial markets, interest rates and legislation which changes over time. Adverse changes to these assumptions will impact the obligations recognized and would lead to higher cash payments in the long term.
Our obligation to make contributions to the pension plans could reduce the cash available for operational and other corporate uses and may have a materially adverse impact on our operations, financial condition and liquidity.
If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company's internal control over financial reporting.
We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.
Risks Related to Our Structure and Acquisition Strategy
We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business, which could result in unanticipated expenses and losses.
Our strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from acquisitions, including the Goodfella's Pizza and Aunt Bessie's acquisitions.

We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. Any future financial market disruptions or tightening of the credit markets may make it more difficult for us to obtain financing for acquisitions or increase the cost of obtaining financing. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our ordinary shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.
In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:

•	unexpected losses of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel;

•	negotiating with labor unions; and

•	increasing the scope, geographic diversity and complexity of our current operations.
We may encounter unforeseen obstacles or costs in the integration of businesses that we may acquire. In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any failure to implement these operational improvements successfully and/or the failure of these operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.
We may be subject to antitrust regulations with respect to future acquisition opportunities.
Many jurisdictions in which we operate have antitrust regulations which involve governmental filings for certain acquisitions, impose waiting periods and require approvals by government regulators. Governmental authorities may seek to challenge potential acquisitions or impose conditions, terms, obligations or restrictions that may delay completion of the acquisition or materially reduce the anticipated benefits (financial or otherwise). Our inability to consummate potential future acquisitions or to receive the full benefits of such acquisitions because of antitrust regulations could limit our ability to execute on our acquisition strategy which could have a material adverse effect on our financial condition and results of operations.
We may face significant competition for acquisition opportunities.
There may be significant competition in some or all of the acquisition opportunities that we may explore. Such competition may for example come from strategic buyers, sovereign wealth funds, special purpose acquisition companies and public and private investment funds, many of which are well established and have extensive experience in identifying and completing acquisitions. A number of these competitors may possess greater technical, financial, human and other resources than us. We cannot assure investors that we will be successful against such competition. Such competition may cause us to be unsuccessful in executing any acquisition or may result in a successful acquisition being made at a significantly higher price than would otherwise have been the case.
Any due diligence by us in connection with potential future acquisition may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.
We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations.

There can be no assurance that the due diligence undertaken with respect to an acquisition will reveal all relevant facts that may be necessary to evaluate such acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.
In addition, following an acquisition, including the Goodfella's Pizza and Aunt Bessie's acquisitions, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.
We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the ordinary shares. The amount of distributions and dividends, if any, which may be paid to us from any operating subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the ordinary shares.
The Founders and/or the Founder Entities may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.
Our founders, Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, including Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (the “Founder Entities”) may in the future enter into agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.
Risks Related to our Ordinary Shares
We have various equity instruments outstanding that would require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.
We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of November 5, 2019, we had outstanding the following:

•
1,500,000 Founder Preferred Shares held by the Founder Entities, which are controlled by the Founders. The preferred shares held by the Founder Entities (the “Founder Preferred Shares”) will automatically convert into ordinary shares on a one for one basis (subject to adjustment in accordance with our Memorandum and Articles of Association) on the last day of the seventh full financial year following completion of the Iglo Acquisition and some or all of them may be converted following written request from the holder;

•	96,875 options held by certain current and former of our Directors which are exercisable to purchase ordinary shares, on a one-for-one basis, at any time at the option of the holder; and

•	4,582,392 equity awards issued under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
We currently have 13,271,279 ordinary shares currently available for issuance under our LTIP.

Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On December 31, 2018, we approved a 2018 Founder Preferred Share Dividend in an aggregate of 171,092 ordinary shares. The dividend price used to calculate the 2018 Founder Preferred Shares Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten trading days of 2018) and the Ordinary Shares were issued on January 2, 2019. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
Our ordinary share price may be volatile, and as a result, you could lose a significant portion or all of your investment.
The market price of the ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:

•	variations in our quarterly operating results;

•	volatility in our industry, the industries of our customers and suppliers and the global securities markets;

•	risks relating to our business and industry, including those discussed above;

•	strategic actions by us or our competitors;

•	reputational damage from unsafe or poor quality food products;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	investor perception of us, the industry in which we operate, the investment opportunity associated with the ordinary shares and our future performance;

•	addition or departure of our executive officers;

•	changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

•	trading volume of our ordinary shares;

•	future sales of our ordinary shares by us or our shareholders;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; or

•	the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.
Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.
If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.
The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.
As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we report quarterly financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.
As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.
As the rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.
Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.
The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.
Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

To the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.
British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.
British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such an action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.
Dividend payments on our ordinary shares are not expected.
We do not currently intend to pay dividends on our ordinary shares. We intend only to pay such dividends at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends on shares held by us in our operating subsidiaries. Therefore, we cannot give any assurance that we will be able to pay or will pay dividends going forward or as to the amount of such dividends, if any.
Shareholders may experience a dilution of their percentage ownership if we make non-pre-emptive offers of ordinary shares in the future.
We have opted-out of statutory pre-emptive rights pursuant to the terms of our Memorandum and Articles of Association. No pre-emption rights therefore exist in respect of future issuance of ordinary shares whether or not for cash. Should we decide to offer additional ordinary shares on a non-pre-emptive basis in the future, this could dilute the interests of shareholders and/or have an adverse effect on the market price of the ordinary shares.
Risks Related to Taxation
Changes in tax law and practice may reduce any net returns for shareholders.
The tax treatment of the Company, our shareholders and any subsidiary of ours, any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the British Virgin Islands, the UK, the U.S. and any other relevant jurisdiction. Any change may reduce the value of your investment in our ordinary shares.
Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.
If we were to be considered to be resident in or to carry on a trade or business within the United States for U.S. taxation purposes or in any other country in which we are not currently treated as having a taxable presence, we could be subject to U.S. income tax or taxes in such other country on all or a portion of our profits, as the case may be, which may negatively affect our financial and operating results.
Taxation of returns from subsidiaries may reduce any net return to shareholders.
We and our subsidiaries are subject to taxes in a number of jurisdictions. It is possible that any return we receive from any present or future subsidiary may be reduced by irrecoverable withholding or other local taxes and this may reduce the value of your investment in our ordinary shares.

If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.
U.S. holders will be taxed on the U.S. Dollar value of dividends at the time they are received, even if they are not converted to U.S. Dollars or are converted at a time when the U.S. Dollar value of the dividends has fallen. The U.S. Dollar value of the payments made in the foreign currency will be determined for tax purposes at the spot rate of the foreign currency to the U.S. Dollar on the date the dividend distribution is deemed included in such U.S. holder’s income, regardless of whether or when the payment is in fact converted into U.S. Dollars.
We may be a “passive foreign investment company” for U.S. federal income tax purposes and adverse tax consequences could apply to U.S. investors.
The U.S. federal income tax treatment of U.S. holders will differ depending on whether or not the Company is considered a passive foreign investment company (“PFIC”).
In general, we will be considered a PFIC for any taxable year in which: (i) 75 percent or more of our gross income consists of passive income; or (ii) 50 percent or more of the average quarterly market value of our assets in that year are assets that produce, or are held for the production of, passive income (including cash). For purposes of the above calculations, if we, directly or indirectly, own at least 25 percent by value of the stock of another corporation, then we generally would be treated as if we held our proportionate share of the assets of such other corporation and received directly our proportionate share of the income of such other corporation. Passive income generally includes, among other things, dividends, interest, rents, royalties, certain gains from the sale of stock and securities, and certain other investment income.
We do not believe that we will be a PFIC for the current year. However, because the composition of the Company's income and assets will vary over time, we can provide no assurance that we will not be a PFIC for any taxable year. See item 10.E., U.S. Federal Income Taxation, Passive Foreign Investment Company ("PFIC") Considerations.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2019 (unaudited) and December 31, 2018 (audited)

		September 30, 2019	December 31, 2018
	Note	€m	€m
Non-current assets
Goodwill		1,862.9	1,861.0
Intangibles		2,082.6	2,087.2
Property, plant and equipment		416.6	348.8
Other receivables		2.1	2.6
Derivative financial instruments	12	35.5	35.7
Deferred tax assets		86.2	68.7
Total non-current assets		4,485.9	4,404.0
Current assets
Cash and cash equivalents	10	721.5	327.6
Inventories		392.3	342.5
Trade and other receivables		154.0	173.9
Indemnification assets	11	35.4	79.4
Short-term investments	12	25.0	—
Derivative financial instruments	12	14.1	13.4
Total current assets		1,342.3	936.8
Total assets		5,828.2	5,340.8
Current liabilities
Trade and other payables		502.0	571.6
Current tax payable		215.5	201.2
Provisions	13	42.2	44.3
Loans and borrowings	12	26.6	21.4
Derivative financial instruments	12	1.5	1.5
Total current liabilities		787.8	840.0
Non-current liabilities
Loans and borrowings	12	1,870.4	1,742.9
Employee benefits	14	259.5	200.6
Trade and other payables		—	1.3
Provisions	13	5.9	69.4
Derivative financial instruments	12	20.8	35.4
Deferred tax liabilities		389.3	392.1
Total non-current liabilities		2,545.9	2,441.7
Total liabilities		3,333.7	3,281.7
Net assets		2,494.5	2,059.1
Equity attributable to equity holders
Share capital	16	—	—
Capital reserve	16	2,095.0	1,748.5
Share based compensation reserve	15	18.8	9.4
Founder Preferred Shares Dividend reserve	17	370.1	372.6
Translation reserve		87.1	88.8
Cash flow hedging reserve		(2.3)	8.5
Accumulated deficit reserve		(73.1)	(167.9)
Equity attributable to owners of the parent		2,495.6	2,059.9
Non-controlling interests		(1.1)	(0.8)
Total equity		2,494.5	2,059.1
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and nine months ended September 30, 2019 and September 30, 2018

		For the three months ended September 30,		For the nine months ended September 30,
		2019	2018	2019	2018
	Note	€m	€m	€m	€m
Revenue		540.3	530.6	1,695.9	1,558.0
Cost of sales		(381.1)	(383.6)	(1,185.7)	(1,088.2)
Gross profit		159.2	147.0	510.2	469.8
Other operating expenses		(89.4)	(84.5)	(263.4)	(253.1)
Exceptional items	6	(1.7)	(4.1)	(49.9)	(11.7)
Operating profit		68.1	58.4	196.9	205.0
Finance income	7	0.8	1.1	3.5	2.7
Finance costs	7	(18.7)	(13.2)	(51.5)	(38.8)
Net financing costs		(17.9)	(12.1)	(48.0)	(36.1)
Profit before tax		50.2	46.3	148.9	168.9
Taxation	8	(11.0)	(10.0)	(41.2)	(39.2)
Profit for the period		39.2	36.3	107.7	129.7

Attributable to:
Equity owners of the parent		39.2	36.7	108.0	130.1
Non-controlling interests		—	(0.4)	(0.3)	(0.4)
		39.2	36.3	107.7	129.7

Earnings per share
Basic and diluted earnings per share	9	€0.20	€0.21	€0.57	€0.74
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and nine months ended September 30, 2019 and September 30, 2018

		For the three months ended September 30,		For the nine months ended September 30,
		2019	2018	2019	2018
	Note	€m	€m	€m	€m
Profit for the period		39.2	36.3	107.7	129.7
Other comprehensive (loss)/income:
Actuarial (losses)/gains on defined benefit pension plans	14	(28.0)	2.6	(59.0)	(6.4)
Taxation credit/(charge) on measurement of defined benefit pension plans		7.2	(0.8)	14.5	2.1
Items not reclassified to the Statement of Profit or Loss		(20.8)	1.8	(44.5)	(4.3)
Gain/(loss) on investment in foreign subsidiary, net of hedge		0.6	(1.3)	(1.7)	5.1
Effective portion of changes in fair value of cash flow hedges		5.8	—	(12.7)	18.1
Taxation (charge)/credit relating to components of other comprehensive income		(1.8)	0.2	1.9	(5.1)
Items that may be subsequently reclassified to the Statement of Profit or Loss		4.6	(1.1)	(12.5)	18.1
Other comprehensive (loss)/income for the period, net of tax		(16.2)	0.7	(57.0)	13.8
Total comprehensive income for the period		23.0	37.0	50.7	143.5

Attributable to:
Equity owners of the parent		23.0	37.4	51.0	143.9
Non-controlling interests		—	(0.4)	(0.3)	(0.4)
		23.0	37.0	50.7	143.5
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2019

		Share capital	Capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2019		—	1,748.5	9.4	372.6	88.8	8.5	(167.9)	2,059.9	(0.8)	2,059.1
Change in accounting policy	2	—	—	—	—	—	—	31.3	31.3	—	31.3
Restated Equity as at January 1, 2019		—	1,748.5	9.4	372.6	88.8	8.5	(136.6)	2,091.2	(0.8)	2,090.4
Profit/(loss) for the period		—	—	—	—	—	—	108.0	108.0	(0.3)	107.7
Other comprehensive loss for the period		—	—	—	—	(1.7)	(10.8)	(44.5)	(57.0)	—	(57.0)
Total comprehensive (loss)/income for the period		—	—	—	—	(1.7)	(10.8)	63.5	51.0	(0.3)	50.7
Founder Preferred Shares Annual Dividend Amount		—	2.5	—	(2.5)	—	—	—	—	—	—
Share based payment charge		—	—	11.1	—	—	—	—	11.1	—	11.1
Issue of ordinary shares	16	—	354.5	(1.3)	—	—	—	—	353.2	—	353.2
Listing and share transaction costs	16	—	(11.1)	—	—	—	—	—	(11.1)	—	(11.1)
Vesting of Non-Executive Restricted Stock Award		—	0.6	(0.8)	—	—	—	—	(0.2)	—	(0.2)
Reclassification of awards for settlement of tax liabilities		—	—	0.4	—	—	—	—	0.4	—	0.4
Total transactions with owners, recognized directly in equity		—	346.5	9.4	(2.5)	—	—	—	353.4	—	353.4
Balance as of September 30, 2019		—	2,095.0	18.8	370.1	87.1	(2.3)	(73.1)	2,495.6	(1.1)	2,494.5
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the nine months ended September 30, 2018

	Share capital	Capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2018	—	1,623.7	2.9	493.4	83.2	(3.0)	(347.6)	1,852.6	—	1,852.6
Change in accounting policy	—	—	—	—	—	—	18.1	18.1	—	18.1
Restated Equity as at January 1, 2018	—	1,623.7	2.9	493.4	83.2	(3.0)	(329.5)	1,870.7	—	1,870.7
Profit for the period	—	—	—	—	—	—	130.1	130.1	(0.4)	129.7
Other comprehensive income/(loss) for the period	—	—	—	—	5.1	13.0	(4.3)	13.8	—	13.8
Total comprehensive income/(loss) for the period	—	—	—	—	5.1	13.0	125.8	143.9	(0.4)	143.5
Founder Preferred Shares Annual Dividend Amount	—	120.8	—	(120.8)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	—	0.6	(0.8)	—	—	—	—	(0.2)	—	(0.2)
Issue of ordinary shares	—	0.1	—	—	—	—	—	0.1	—	0.1
Share based payment charge	—	—	9.5	—	—	—	—	9.5	—	9.5
Reclassification of awards for settlement of tax liabilities	—	—	(2.0)	—	—	—	—	(2.0)	—	(2.0)
Non-controlling interests on acquisition of subsidiary	—	—	—	—	—	—	—	—	(0.1)	(0.1)
Total transactions with owners, recognized directly in equity	—	121.5	6.7	(120.8)	—	—	—	7.4	(0.1)	7.3
Balance as of September 30, 2018	—	1,745.2	9.6	372.6	88.3	10.0	(203.7)	2,022.0	(0.5)	2,021.5
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2019 and September 30, 2018

		For the nine months ended September 30,
		2019	2018
	Note	€m	€m
Cash flows from operating activities
Profit for the period		107.7	129.7
Adjustments for:
Exceptional items	6	49.9	11.7
Non-cash fair value purchase price adjustment of inventory		—	5.7
Share based payments expense	15	11.1	9.5
Depreciation and amortization	5	50.0	33.6
Loss on disposal of property, plant and equipment		0.2	0.1
Finance costs	7	51.5	38.8
Finance income	7	(3.5)	(2.7)
Taxation	8	41.2	39.2
Operating cash flow before changes in working capital, provisions and net of acquisitions		308.1	265.6
Increase in inventories		(49.8)	(50.8)
Decrease/(increase) in trade and other receivables		16.2	(51.0)
Decrease in trade and other payables		(66.8)	(14.3)
Increase in employee benefits and other provisions		4.3	—
Cash generated from operations before tax and exceptional items		212.0	149.5
Cash flows relating to exceptional items	6	(7.6)	(28.2)
Tax paid		(28.9)	(10.6)
Net cash generated from operating activities		175.5	110.7
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired		—	(465.1)
Contingent consideration for purchase of Lutosa brand		(1.5)	—
Purchase of property, plant and equipment		(26.4)	(17.8)
Purchase of intangibles		(3.0)	(3.1)
Purchase of investments		(25.0)	—
Cash used in investing activities		(55.9)	(486.0)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	16	353.7	0.1
Share issuance costs	16	(11.1)	—
Payments related to shares withheld for taxes		(0.9)	—
Issuance of new loan principal		1.7	354.8
Repayment of loan principal	12	(22.0)	(5.9)
Payment of lease liabilities		(16.0)	—
Cash paid related to factored receivables		(2.3)	—
Proceeds on settlement of derivatives		2.2	(1.0)
Payment of financing fees		—	(2.5)
Interest paid		(33.1)	(30.6)
Interest received		1.9	0.2
Net cash provided by financing activities		274.1	315.1
Net increase/(decrease) in cash and cash equivalents		393.7	(60.2)
Cash and cash equivalents at beginning of period		327.6	219.2
Effect of exchange rate fluctuations		0.2	(2.1)
Cash and cash equivalents at end of period	10	721.5	156.9
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and nine months ended September 30, 2019 comprise Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.

The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months.
Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB and as adopted by the European Union. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 5, 2019.
On January 1, 2019, the Company adopted IFRS 16 Leases. which sets out the principles for the recognition, measurement, presentation and disclosure of leases and replaces IAS 17 ‘Leases’. The standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees.
Impact of adoption of IFRS 16
The Company has applied the modified retrospective approach allowed by IFRS 16 and so comparative figures have not been restated. All right-of-use assets have been measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses). The Company has also elected to apply the practical expedients in IFRS 16 for short-term leases and leases for which the underlying asset is of low value. The weighted-average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 2.9%, with the exception of the Bjuv lease which is discussed below.
As a result of the adoption of this standard, the Company has capitalized eligible operating leases under the classification right-of-use assets within property, plant & equipment. The total amount capitalized on transition is €83.9 million. The discounted present value of lease payments has also been recognized as a lease payable of €120.8 million.
As a consequence of transition, the onerous lease recognized in relation to a factory and cold store in Bjuv, Sweden as presented in Note 13 of €66.9 million has been released as an adjustment to equity attributable to the parent. The value of the right-of-use-asset recognized in relation to this lease has been subject to an impairment review on transition so that the value of the asset recognized is €35.6 million less than the lease payable. The net effect of these two adjustments of €31.3 million has been recognized as an increase in equity attributable to the parent.
As all lease payments have become financing cash flows, the Company has seen a reduction in operating cash outflows, with a corresponding increase in financing cash outflows, based on leases in place as of the transition date.

Within the Statement of Profit or Loss, a straight-line depreciation expense on the right-of-use-asset over the life of the lease and a front-loaded interest expense on the lease payable has replaced the operating lease expense. The actual impact of IFRS 16 on our profits depends not only on the lease agreements in effect at the time of adoption but also on new lease agreements entered into or terminated in 2019. The profit before tax for the three and nine months ended September 30, 2019 has been negatively impacted by approximately €1.0 million and €2.6 million respectively as a result of adopting the new rules. Adjusted EBITDA for the three and nine months ended September 30, 2019 has increased by approximately €4.5 million and €13.2 million respectively as the operating lease expenses were previously included within Adjusted EBITDA, but the depreciation on the right-of-use-asset for the three and nine months ended September 30, 2019 of €4.0 million and €12.0 million respectively as well as the interest on the lease liability are excluded.
Summary of adjustments to the Statement of Financial Position arising from application of IFRS 16 as of January 1, 2019:

	Opening balance as reported	Transition adjustments	Opening balance IFRS 16
	€m	€m	€m
Property, plant and equipment	348.8	83.9	432.7
Current loans and borrowings	(21.4)	(20.4)	(41.8)
Non-current loans and borrowings	(1,742.9)	(100.4)	(1,843.3)
Current provisions	(44.3)	3.6	(40.7)
Non-current provisions	(69.4)	63.3	(6.1)
Trade and other payables	—	1.3	1.3
Accumulated deficit reserve	167.9	(31.3)	136.6
Reconciliation from operating lease commitments to lease liability

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019.

€m
Operating lease commitments disclosed as at December 31, 2018	181.6
Discounted using the incremental borrowing rate at January 1, 2019	(54.9)
Less: short-term and low value leases recognized on a straight-line basis as expense	(2.0)
Less: contracts assessed as service agreements	(8.1)
Add: adjustments as a result of a different treatment of extension and termination options	4.2
Lease liability as at January 1, 2019	120.8
New accounting policy for leased assets applied from January 1, 2019, following the adoption of IFRS 16
As a result of the adoption of IFRS 16, the Company has changed its accounting policy for leases. The new policy is described below. Until the 2018 financial year, leases of property, plant and equipment where the Company, as a lessee, has substantially all the risks and rewards of ownership were classified as finance leases and all others as operating leases.
The Company leases various properties, equipment and cars. On inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Where a contract contains a lease component, the Group has elected not to separate non-lease components and account for the lease and non-lease component as a single lease component.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is classified within property, plant and equipment and is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities are presented within loans and borrowings and include the net present value of expected lease payments, including those from extension options if the Company reasonably expects to exercise them. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. Right-of-use assets are measured at cost comprising the amount of the lease liability, adjusted for payments made or received before the commencement date, initial direct costs and restoration costs.
Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets primarily comprise IT equipment and small items of office furniture.
Other changes
Other than the changes required by IFRS 16 Leases, the accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018, except taxes on income. These are accrued based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.
3.    Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying the accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements are highlighted under the relevant note.
In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended September 30, 2019, which were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018, were as follows:
3.1    Business Combinations

The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified as well as an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following judgments, estimates and assumptions can materially affect our financial position and profit:

• The fair value of intangible and tangible assets that are subject to depreciation or amortization in future periods.
• Future changes to the assumptions used in estimating the value of assets and liabilities may result in additional expenses or income.
3.2    Fair value of derivative financial instruments
Note 12 includes details of the fair value of the derivative instruments that the Company holds at the end of each financial period. The fair value of derivatives is determined using forward rates at the balance sheet date, with the resulting value discounted back to present value.
3.3    Employee benefit obligation

The Company operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each Scheme has an actuarial valuation performed and is dependent on a series of assumptions. See Note 14 for details of material changes, if any, to assumptions since December 31, 2018.

3.4    Carrying value of goodwill and brands

Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.
3.5    Revenue discounts and trade marketing expense

Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.

At each quarter end date, any discount incurred but not yet invoiced is estimated, based on historical trends and rebate contracts with customers, and accrued as ‘trade terms’. See Note 12, which include details of trade terms balances included within trade receivables.

In certain cases the estimate for discounts requires the use of forecast information for future trading periods and so there arises a degree of estimation uncertainty. These estimates are sensitive to variances between actual results and forecasts. The current accruals reflect the Company’s best estimate of these forecasts.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote Company products. The ultimate costs of these programs will depend upon retailer performance and is the subject of significant management estimates. The Company records as an expense, the estimated ultimate cost of the program in the period during which the program occurs and is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
3.6    Uncertain tax positions

Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates and management’s judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.
3.7    Share based payments

The Company at the end of each reporting period, in estimating its share-based payment charge assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 15 contains details of these assumptions and of the valuation model used.
3.8    Impairment of property, plant and equipment
Items of property, plant and equipment that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to dispose and its value in use.
4.    Acquisitions
(a) Goodfella’s Pizza
On April 21, 2018, the Company completed its acquisition of all of the share capital of Green Isle Foods Limited (“Goodfella’s Pizza”) for £209.7 million (€239.0 million), including post-acquisition working capital and net debt adjustments. Goodfella’s Pizza (legal entity subsequently renamed Birds Eye Pizza Limited), is a pizza producer based in Ireland that complements our existing business model.
The purchase price allocation exercise over the assets and liabilities of Birds Eye Pizza Limited at the date of acquisition and the consideration paid, was finalized on April 20, 2019 without any changes to the provisional estimates reported as at December 31, 2018. These were as follows:

April 21, 2018
€m
Assets:
Intangible assets	158.0
Property, plant and equipment	33.2
Current assets	7.5
Inventories	10.7
Deferred tax assets	0.9
Total assets	210.3

Liabilities:
Current liabilities	31.2
Deferred tax liabilities	22.6
Total liabilities	53.8

Total identifiable net assets acquired	156.5

Total purchase consideration	239.0

Total identifiable net assets acquired	(156.5)

Goodwill	82.5
Goodwill recognized on acquisition is €82.5 million, attributable mainly to the growth prospects for the business expected organically and operational synergies.
(b) Toppfrys AB
Effective March 2, 2018, the Company acquired a 60% stake of the outstanding share capital of Toppfrys AB, a pea processing business in Sweden that complements our existing business model. The Company paid €1.7 million (SEK 17.0 million) for the equity share acquired and subsequently provided loans of €1.5 million (SEK 13.6 million), bringing the total payments to €3.2 million (SEK 30.6 million). The Company has consolidated the business and has recognized a 40% non-controlling interest as it was determined to have control based on an assessment of the acquired business. The shareholder arrangements include a put option for the non-controlling interest to sell their remaining shares from 2020 and call options for the Company to acquire the remaining shares from 2022.
The purchase price allocation exercise for the acquisition was finalized on March 1, 2019, valuing the 60% stake of net liabilities acquired at €0.1 million and resulting in goodwill recognized of €1.8 million. The Company believes the future value of goodwill will be obtained through its market position in Sweden. The revenue and profit or loss since the acquisition date to December 31, 2018 were immaterial to the consolidated financial statements.
On December 29, 2018, the Company increased its stake in Toppfrys AB to 81%, acquiring newly issued shares for consideration of €3.0 million (SEK 30.7 million). The shares were settled in exchange for loans payable by the subsidiary to another wholly owned subsidiary. The Company continues to consolidate the business and has recognized a 19% non-controlling interest from this date.
(c) Aunt Bessie's
On July 2, 2018, the Company completed its acquisition of all the share capital of Aunt Bessie’s Limited (“Aunt Bessie's”) from William Jackson & Son Limited for a purchase price of £209.0 million (€235.9 million). Aunt Bessie’s is a leading frozen food company in the United Kingdom where it manufactures, distributes and sells a range of branded frozen food products. The Aunt Bessie’s brand holds number one and number two market share positions, respectively, within frozen Yorkshire puddings and frozen potatoes, which combine to represent the majority of its revenues.

The purchase price allocation exercise over the assets and liabilities of Aunt Bessie's Limited at the date of acquisition and the consideration paid, was finalized on July 1, 2019. An adjustment of €1.9 million has been recognized in the period through to June 30, 2019 to recognize pre-acquisition related liabilities. The consideration paid is the same as that reported as at December 31, 2018. Management concluded that the changes in the fair values from the provisional amounts disclosed in the 2018 consolidated financial statements were not material to the Company's 2018 financial statements as a whole.

July 2, 2018
€m
Assets:
Intangible assets	205.3
Property, plant and equipment	23.1
Current assets	19.5
Inventories	13.2
Total assets	261.1

Liabilities:
Current liabilities	20.6
Deferred tax liabilities	37.6
Total liabilities	58.2

Total identifiable net assets acquired	202.9

Total purchase consideration	235.9

Total identifiable net assets acquired	(202.9)

Goodwill	33.0
Goodwill recognized on acquisition is €33.0 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.
5.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and is reflected in the segment presentation below for the periods presented.

		For the three months ended September 30,		For the nine months ended September 30,
		2019	2018	2019	2018
	Note	€m	€m	€m	€m
Profit for the period		39.2	36.3	107.7	129.7
Taxation		11.0	10.0	41.2	39.2
Net financing costs	7	17.9	12.1	48.0	36.1
Depreciation		14.8	10.4	44.1	28.4
Amortization		1.9	2.0	5.9	5.2
EBITDA		84.8	70.8	246.9	238.6
Acquisition purchase price adjustments		—	3.6	—	5.7
Exceptional items	6	1.7	4.1	49.9	11.7
Other add-backs		9.3	5.2	19.3	19.8
Adjusted EBITDA		95.8	83.7	316.1	275.8

Other add-backs include the elimination of share-based payment expense and related employer payroll tax expense of €6.5 million for the three months ended September 30, 2019 (2018: €4.5 million) and €16.2 million for the nine months ended September 30, 2019 (2018: €10.9 million), as well as the elimination of M&A related investigation costs, professional fees, transaction costs, purchase accounting related valuations and post-close transaction costs of €2.8 million for the three months ended September 30, 2019 (2018: €0.7 million) and €3.1 million for the nine months ended September 30, 2019 (2018: €8.9 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
Acquisition purchase price adjustments relate to the reversal of the non-cash increase applied to inventory acquired in business combinations to value it at fair value as opposed to cost.

No information on segment assets or liabilities is presented to the CODM.
External revenue by geography

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
	€m	€m	€m	€m
United Kingdom	165.0	160.8	514.8	400.1
Italy	84.2	81.3	284.1	279.9
Germany	75.1	68.9	237.3	223.9
Sweden	44.0	48.8	133.1	143.3
France	41.5	40.0	125.8	125.8
Norway	29.8	31.8	88.8	91.2
Austria	21.6	21.3	76.4	71.7
Spain	20.8	19.5	60.2	57.6
Rest of Europe	58.3	58.2	175.4	164.5
Total external revenue by geography	540.3	530.6	1,695.9	1,558.0
6.    Exceptional items

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
	€m	€m	€m	€m
Findus Group integration costs	—	1.1	3.0	7.1
Release of indemnification assets	—	—	44.0	—
Supply chain reconfiguration	—	1.1	(3.6)	1.3
Goodfella's Pizza & Aunt Bessie's integration costs	4.7	2.2	8.7	3.0
Settlement of legacy matters	(4.3)	(0.7)	(4.3)	(0.6)
Factory optimization	1.3	0.4	2.1	0.9
Total exceptional items	1.7	4.1	49.9	11.7

Following the acquisition of the Findus Group in November 2015, the Company initiated a substantial integration project. Expenses of €3.0 million in the nine months ended September 30, 2019 (2018: €7.1 million) which relate to the roll-out of the Nomad ERP system. We do not consider these items to be indicative of our ongoing operating performance.
The charge for the release of indemnification assets relates to the partial release of shares held in escrow associated with the acquisition of the Findus Group as discussed in Note 11. We do not consider these items to be indicative of our ongoing operating performance.

Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income of €3.6 million for the nine months ended September 30, 2019 (2018: expense of €1.3 million) includes income on sale of the agricultural land which completed in May 2019 and the finalization of consideration received for the sale of the industrial property which completed in 2018. We do not consider these items to be indicative of our ongoing operating performance.
Following the acquisition of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company has initiated an integration project. Expenses of €4.7 million have been incurred in the three months ended September 30, 2019 (2018: €2.2 million) and €8.7 million for the nine months ended September 30, 2019 (2018: €3.0 million). We do not consider these items to be indicative of our ongoing operating performance.
A net income of €4.3 million (2018: €0.6 million) has been recognized relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €4.3 million associated with the settlements of tax audits.
In 2018, the Company initiated a three-year factory optimization program. The focus of the program is to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement. Expenses of €1.3 million have been incurred in the three months ended September 30, 2019 (2018: €0.4 million) and €2.1 million for the nine months ended September 30, 2019 (2018: €0.9 million). We do not consider these items to be indicative of our ongoing operating performance.
The tax impact of the exceptional items for the three months ended September 30, 2019 amounted to a charge of €0.1 million (2018: €1.6 million) and for the nine months ended September 30, 2019 amounted to a credit of €0.6 million (2018: €2.4 million).
Included in the Condensed Consolidated Interim Statements of Cash Flows for the nine months ended September 30, 2019 is €7.6 million (2018: €28.2 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.
7.    Finance income and costs

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
	€m	€m	€m	€m
Finance income
Interest income	0.1	0.5	1.9	0.5
Net fair value gains on derivatives held for trading	—	—	—	1.7
Net foreign exchange gains on translation of financial assets and liabilities	0.7	0.6	1.6	0.5
Total finance income	0.8	1.1	3.5	2.7
Interest expense (a)	(12.7)	(10.9)	(38.5)	(33.1)
Interest expense on lease liabilities	(1.4)	—	(4.1)	—
Net pension interest costs	(0.9)	(0.9)	(2.8)	(2.7)
Amortization of borrowing costs	(0.5)	(0.5)	(1.5)	(1.0)
Net fair value losses on derivatives held for trading	(3.2)	(1.3)	(4.6)	—
Interest on unwinding discounted items	—	(0.3)	—	(0.9)
Financing income/(costs) incurred on new or amended debt	—	0.7	—	(1.1)
Total finance costs	(18.7)	(13.2)	(51.5)	(38.8)
Net finance costs	(17.9)	(12.1)	(48.0)	(36.1)
(a) Interest expense is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.

8.    Taxation
Income tax expense of €11.0 million for the three months ended September 30, 2019 (2018: €10.0 million) and €41.2 million for the nine months ended September 30, 2019 (2018: €39.2 million) is accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. This estimate takes into account the reduction in provisions due to resolution of certain pre-acquisition risks previously covered by escrow. It also reflects the tax impact of exceptional items accounted for in the periods.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgment. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.
Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.
9.    Earnings per share

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Basic earnings per share
Profit for the period attributable to equity owners of the parent (€m)	39.2	36.7	108.0	130.1
Weighted average Ordinary Shares and Founder Preferred Shares (basic) in millions	196.4	175.6	190.5	175.6
Basic earnings per share	€0.20	€0.21	€0.57	€0.74

For the three months and nine months period ended September 30, 2019, the number of shares in both the diluted and basic earnings per share calculation has been adjusted by 39,370 shares for the dilutive impact of the 2019 Non-Executive Restricted Stock Awards that the Company are obligated to issue in 2020. In addition to this, share awards due to be issued under the LTIP management incentive plan have been included (2016 award grant: 278,209 shares, and 2017 award grant: 85,315 shares) where contingent events have occurred and the company is obligated to issue these in January 2020 after the vesting period has been completed. Refer to Note 15 for further details. There is no adjustment to the profit for the period attributable to equity owners of the parent.

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Diluted earnings per share
Profit for the period attributable to equity owners of the parent (€m)	39.2	36.7	108.0	130.1
Weighted average Ordinary Shares and Founder Preferred Shares (diluted) in millions	196.4	175.7	190.5	175.6
Diluted earnings per share	€0.20	€0.21	€0.57	€0.74
The Ordinary shares that could be issued to settle the Founder Preferred Shares Annual Dividend Amount are potentially dilutive, but as set out in Note 17, the Founder Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days of 2019.

10.    Cash and cash equivalents

	September 30, 2019	December 31, 2018
	€m	€m
Cash and cash equivalents	721.4	327.5
Restricted cash	0.1	0.1
Cash and cash equivalents	721.5	327.6

‘Cash and cash equivalents’ comprise cash balances and call deposits. There were no bank overdrafts reported in either period. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use.
11.    Indemnification assets

€m
Balance at January 1, 2019	79.4
Release of indemnification asset	(44.0)
Balance at September 30, 2019	35.4
As at September 30, 2019, €29.8 million (December 31, 2018: €73.8 million) of the indemnification assets relate to the acquisition of the Findus Group for which 2,063,087 shares are held in escrow and are valued at $20.50 (€18.77) (December 31, 2018: 6,964,417 shares valued at $16.72 (€14.62)) each. The shares placed in escrow will be released in stages over a four-year period beginning January 2019 and each anniversary thereafter. In January 2019, 4,901,330 shares were released from escrow. As a consequence the indemnification asset was reduced by a value of €44.0 million in January 2019. The corresponding charge has been recognized within exceptional items in Note 6.
The indemnification asset of €5.6 million (December 31, 2018: €5.6 million) recognized in relation to the Goodfella’s Pizza acquisition relates to several contingent liabilities that arose prior to acquisition. As at September 30, 2019, €0.5 million (December 31, 2018: €0.5 million) of the indemnification assets relate to liabilities with customers for which the seller has provided an indemnity. The remainder relates to other contingent liabilities which are covered by insurance policies taken out by the seller. A liability has also been recognized in the balance sheet to the same extent as the asset.
12.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 “Financial Instruments”.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
September 30, 2019	€m	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	2.8	46.8	—	49.6
Trade receivables	77.7	6.5	—	—	—	84.2
Cash and cash equivalents	646.1	75.4	—	—	—	721.5
Short-term investments	—	25.0	—	—	—	25.0
Liabilities
Derivative financial instruments	—	—	—	(22.3)	—	(22.3)
Trade and other payables excluding non-financial liabilities	—	—	—	—	(453.1)	(453.1)
Loans and borrowings	—	—	—	—	(1,906.4)	(1,906.4)
Total	723.8	106.9	2.8	24.5	(2,359.5)	(1,501.5)

Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €191.5 million.

Following the adoption of IFRS 16 Leases on January 1, 2019, loans and borrowings now includes €110.5 million relating to lease liabilities.

The Company entered into facilities with third-party banks in which the Company may sell qualifying trade debtors on a non-recourse basis. Under the terms of the agreements, the Company has transferred substantially all the credit risks and control of the receivables, which are subject to this agreement, and accordingly €43.5 million (December 31, 2018: €51.0 million) of trade receivables has been derecognized at the period end.
Loans and borrowings are stated gross of capitalized deferred borrowing costs.

	Financial assets at amortized cost	Financial Assets at Fair Value through profit or loss	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
December 31, 2018	€m	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	4.6	44.5	—	49.1
Trade receivables	98.3	—	—	—	—	98.3
Cash and cash equivalents	297.0	30.6	—	—	—	327.6
Liabilities
Derivative financial instruments	—	—	(0.3)	(36.6)	—	(36.9)
Trade and other payables excluding non-financial liabilities	—	—	—	—	(534.9)	(534.9)
Loans and borrowings	—	—	—	—	(1,775.2)	(1,775.2)
Total	395.3	30.6	4.3	7.9	(2,310.1)	(1,872.0)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €165.1 million.
Loans and borrowings are stated gross of capitalized deferred borrowing costs.
The Company has determined that the carrying amount of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.
Cross currency interest rate swaps are managed based on their net exposure to credit risks. The Company has used the exception in IFRS 13 to allow this group of derivatives to be measured on a net basis by each counterpart.
Short-term investments
The Company invests surplus cash positions in short-term investments to manage liquidity and credit risk. Gains or losses on the investments are recognized through profit or loss. Short-term investments are managed investment funds with liquidity of up to 90 days and are invested in a fund whose underlying securities are supply chain receivables from a range of corporate organizations.
Short‐term investments are held within investment funds measured at fair value. Short-term investments are valued using inputs that are derived principally from or corroborated by observable market data. The Company has classified these as level 2 instruments as defined in IFRS 13 “Fair value measurement”.

Interest bearing loans and borrowings

The fair value of the Senior Secured Notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period’s prevailing interest rates. They are classified as level 2 instruments.

The Company has outstanding Senior Loans of €553.2 million and $935.6 million (€856.6 million) respectively (the “Loans”). Loans are repayable on May 15, 2024. The Senior USD Loan requires a repayment of $9.6 million (€8.8 million) in May each year until maturity. As part of the Senior Loan structure, the Group is additionally required to undertake an annual excess cashflow calculation. As a result of this, €12.1 million was repaid in April 2019. An €80.0 million Revolving Credit Facility is available until May 15, 2023 and is utilized also to support the issuance of letters of credit and bank guarantees.

The Company uses cross currency interest rate swaps to convert $935.6 million of Senior USD Loans into €845.1 million of EUR denominated debt with a fixed rate of interest, designated as a cash flow hedge. Additional cross currency interest rate swaps have been entered into that receive €309.7 million with fixed interest flows and pays £260.7 million with fixed interest flows. £222.4 million of these swaps have been designated as a net investment hedge of the Company's investments in Pound Sterling. Hedging instruments mirror the annual amortization payments made under the loans and are adjusted for repayments made under the annual excess cashflow calculation.

Nomad Foods BondCo Plc has €400.0 million of 3.25% Senior Secured notes due May 15, 2024 (the “Notes”). Interest on the Notes is payable semi-annually in arrears on May 15 and November 15.

The Senior Loans, Senior Secured Notes and any drawn balances of the Revolving Credit Facility are secured with equal ranking against assets of the Company and specified subsidiaries.

	Fair value		Carrying value
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
	€m	€m	€m	€m
Senior EUR/USD loans	1,414.2	1,347.2	1,392.6	1,372.2
Other external debt	3.2	3.0	3.2	3.0
2024 fixed rate senior secured notes	413.6	395.2	400.0	400.0
Less deferred borrowing costs	—	—	(9.4)	(10.9)
	1,831.0	1,745.4	1,786.4	1,764.3

13.    Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Contingent consideration	Other	Total
	€m	€m	€m	€m	€m	€m
Balance as of January 1. 2019	12.3	68.8	5.8	1.5	25.3	113.7
Impact of transition to IFRS 16	—	(66.9)	—	—	—	(66.9)
Restated balance as of January 1, 2019	12.3	1.9	5.8	1.5	25.3	46.8
Additional provision in the period	0.5	—	2.0	—	6.4	8.9
Acquired through business combinations	—	—	—	—	1.9	1.9
Release of provision	—	—	—	—	(0.8)	(0.8)
Utilization of provision	(5.4)	(0.8)	0.1	(1.5)	(1.2)	(8.8)
Foreign exchange	—	0.1	—	—	—	0.1
Balance at September 30, 2019	7.4	1.2	7.9	—	31.6	48.1

Analysis of total provisions:		September 30, 2019		December 31, 2018	Impact of transition to IFRS 16	Restated balance as of December 31, 2018
Current		42.2		44.3	(3.6)	40.7
Non-current		5.9		69.4	(63.3)	6.1
Total		48.1		113.7	(66.9)	46.8
Restructuring
The €7.4 million (December 31, 2018: €12.3 million) provision relates to committed plans for certain restructuring activities of an exceptional nature which are due to be completed within the next 15 months. €5.4 million has been utilized in the nine months ended September 30, 2019, which relates to the closure of the production facilities in Bjuv, Sweden and other reorganizational activities across the Company.
Onerous/unfavorable contracts
Of the onerous/unfavorable contracts provision reported as of December 31, 2018, €66.9 million was held in relation to a lease for a warehouse and factory facility in Bjuv, Sweden. The factory is vacant and the Company currently anticipates the warehouse space will not be fully utilized by the Company or other third parties, so the lease was identified as being onerous. As disclosed in Note 2, upon transition to IFRS 16 Leases the full lease liability is now recognized in the Statement of Financial Position so that the provision has been released.
The remaining provision of €1.2 million (December 31, 2018: €1.9 million) relates to a service contract covering the same warehouse facility.
Provisions related to other taxes
The €7.9 million (December 31, 2018: €5.8 million) provision relates to other taxes due to tax authorities after tax investigations within certain operating subsidiaries of the Nomad Group.
Contingent consideration
During the nine months ended September 30, 2019, the contingent consideration provision was utilized to settle all remaining liabilities in respect of the Lutosa Brand, which is being used under license until 2020.

Other
Other provisions include €6.6 million (December 31, 2018: €6.6 million) of contingent liabilities acquired as part of the Goodfella’s Pizza acquisition that are indemnified by the Seller’s insurance policies, €5.2 million (December 31, 2018: €5.0 million) of potential obligations in Italy, €6.0 million (December 31, 2018: €5.9 million) for asset retirement obligations recognized as part of the Findus acquisition, €1.9 million (December 31, 2018: nil) of pre-acquisition related liabilities recognized in the period through to September 30, 2019 as an adjustment to the acquisition date liabilities of Aunt Bessie's Limited, €5.9 million (December 31, 2018: €1.0 million) of additional provisions in the period relate to employer taxes on the Long-term Incentive Plan (see Note 15) which would become payable on the issuance of shares, and other obligations from previous accounting periods.
14.    Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the nine months ended September 30, 2019.

The total net employee benefit obligations as at September 30, 2019 is as follows:

€m
Balance as of January 1, 2019	200.6
Service cost	4.0
Net interest expense	2.8
Actuarial loss on pension scheme valuations	59.0
Benefits paid	(4.4)
Foreign exchange differences on translation	(2.5)
Balance as of September 30, 2019	259.5
The principal assumptions applied for the valuation at September 30, 2019 were the same as those applied at December 31, 2018, except for the German and Swedish plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations decreased from 1.75% to 0.8% and the Swedish discount rate decreased from 2.25% to 1.0%.
15.    Share based compensation reserve

During 2015, the Company established a discretionary share award scheme, the Long-term Incentive Plan ("LTIP"), which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. The Compensation Committee currently awards grants to Senior Management, including those that are Directors and Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has awarded 4,582,392 restricted shares to the management team (the “Management Share Awards”) as of the following four award dates.

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	January 1, 2019 Award	Total
Number of awards outstanding at January 1, 2019	3,025,953	1,015,000	583,700	—	4,624,653
New awards granted in the period	—	—	—	173,293	173,293
Forfeitures in the period	(55,439)	(40,000)	(34,800)	—	(130,239)
Awards vested and issued in period	—	(85,315)	—	—	(85,315)
Number of awards outstanding at September 30, 2019	2,970,514	889,685	548,900	173,293	4,582,392

A revision in the first quarter 2019 to the January 1, 2016, 2017 and 2018 awards schemes occurred, resulting in changes to the EBITDA Performance Target Conditions, benchmark market share price targets and the timing of when the conditions vest.
Relevant to the January 1, 2016, 2017 and 2018 awards schemes grant, the vesting of such awards is subject to the following performance conditions: up to one-half of such award will vest if the Company achieves one of a range of benchmark market share price performance targets over a revised four or five year period (the "Share Price Performance Condition") and up to one-half of such award will vest upon the Company achieving one of a range of cumulative EBITDA performance targets over a four-year period (the "EBITDA Performance Condition"). If the Share Price Performance Condition is satisfied, up to 50% of the shares subject to the Share Price Performance Condition will vest in the initial two-year period following the grant and up to 50% of the shares subject to the Share Price Performance Condition will vest over the subsequent two or three-year period following the grant, depending on the award.
•For the 2016 award, the initial two-year period is through to January 1, 2018 and the subsequent three-year period is through to January 1, 2021.
•For the 2017 award, the initial two-year period is through to January 1, 2019 and the subsequent two-year period is through to January 1, 2021.
•For the 2018 award, the initial two-year period is through to January 1, 2020 and the subsequent three-year period is through to January 1, 2023.
With respect to each such award, if the respective EBITDA Performance Condition is satisfied, up to 50% of such award subject to the EBITDA Performance Condition will vest on January 1, 2020, 2021 and 2022, respectively, as the case may be.
The incremental fair value granted as a result of the modifications made to the January 1, 2016 and 2017 awards was $9.9 million (€8.7 million), $1.1 million (€1.0 million), respectively. There was no incremental fair value on modification for the January 1, 2018 award.
In September 2019, 173,293 restricted share awards were granted as part of the 2019 Management Share Award. The performance period associated with the award began on January 1, 2019. The Share awards will vest on the Company achieving a range of performance conditions including cumulative EBITDA, net sales, and share price performance measures over a three-year period. One third of the total share award is assigned to each type of performance measure. All shares are subject to a holding period of an additional year and require that the participants to the scheme are still actively employed during the entire four year period, through January 1, 2023.
In September 2018, 294,810 restricted shares granted as part of the 2016 Management Share Awards vested at a share price of $20.72, resulting in the issuance of 181,054 ordinary shares to participants in the LTIP in October 2018 (net of 113,756 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
In January 2019, 85,315 restricted shares granted as part of the 2017 Management Share Awards vested at a share price of $17.11, resulting in the issuance of 51,932 ordinary shares to participants in the LTIP (net of 33,383 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and nine months ended September 30, 2019 related to the Director and Senior Management Share Awards is €3.6 million and €10.4 million, respectively (three and nine months ended September 30, 2018: €2.9 million and €8.8 million).

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Following the revision to the January 1, 2016, 2017 and 2018 awards schemes, and the addition of the January 1, 2019 scheme, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are as follows:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	January 1, 2019 Award
Revised grant date price	$16.72	$16.72	$16.72	$20.15
Exercise price	$—	$—	$—	$—
Expected life of restricted share	1.00 – 2.00 years	2.00 years	1.5 – 4.00 years	4.00 years
Expected volatility of the share price	22.6%	22.6%	22.7%	24.0%
Dividend yield expected	—%	—%	—%	—%
Risk free rate	2.65%	2.65%	2.55%	1.33%
Employee exit rate	6.0%	14.0%	14.0%	14.0%
EBITDA Performance Target Conditions	93.0%	72.0%	35.0%	35.0%
The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately four years.
Based on the revised assessment in the current period of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares are:

•	2016 award - $28.2 million (€24.7 million)

•	2017 award - $5.2 million (€4.6 million)

•	2018 award - $1.6 million (€1.3 million)

•	2019 award - $1.4 million (€1.2 million)
Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant. On June 14, 2018, after the Company's annual general meeting of shareholders, the current Non-Executive Directors were granted a 44,272 restricted share award at a share price of $18.07.

The Non-Executive Directors restricted share awards identified above vested on June 14, 2019 and 32,167 shares were issued. Of the total 44,272 number of shares vesting, 12,105 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.

On June 14, 2019 after the Company's annual meeting of shareholders, the current Non-Executive Directors were granted 39,370 restricted stock awards at a share price of $20.32. In July 2019, in conjunction with the resignation of one of our Non-Executive Directors, 2,460 shares from this grant were vested and issued.

The total charge within the Statement of Consolidated Profit or Loss for the three and nine months ended September 30, 2019 related to Non-Executive Directors stock compensation awards is €0.2 million and €0.7 million, respectively. The total charge within the Statement of Consolidated Profit or Loss for the three and nine months ended September 30, 2018 was €0.2 million and €0.7 million, respectively.

Share based compensation reserve

Total Share based compensation reserve
€m
Balance as of January 1, 2019	9.4
Non-Executive Director restricted share awards charge	0.7
Directors and Senior Management share awards charge - January 1, 2016	8.9
Directors and Senior Management share awards charge - January 1, 2017	1.0
Directors and Senior Management share awards charge - January 1, 2018	0.3
Directors and Senior Management share awards charge - January 1, 2019	0.2
Shares issued upon vesting of 2017 Award	(1.3)
Vesting of Non-Executive Director restricted shares	(0.8)
Re-class of employer tax for Director and Senior Management share awards	0.4
Balance as of September 30, 2019	18.8

In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Company is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Management Share Awards permit the Company to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting. The monetary value of the employee’s tax obligation is recorded as a deduction from Share based compensation reserve for the shares withheld.

16.    Share Capital and Capital reserve
Ordinary Shares

On January 2, 2019, the Company issued a share dividend of 171,092 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2017 dividend price of $16.6516 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2018).

On March 22, 2019 the Company issued 20,000,000 ordinary shares in a public offering at $20.00 per share for aggregate gross proceeds of $400.0 million (€353.6 million). Directly attributed transaction costs of €11.1 million were incurred.

The Company issued 32,167 ordinary shares in June 2019 to Non-Executive Directors as disclosed in Note 15.

In June 2019, former Non-Executive Directors exercised 9,375 of 125,000 initial options granted to them for €0.1 million. The remaining options expire in June 2020.

In July 2019, following the resignation of a Non-Executive Director 2,460 shares were issued as disclosed in Note 15.

In August 2019, former Non-Executive Directors exercised a further 9,375 of 125,000 initial options granted to them for €0.1 million. The remaining options expire in June 2020.

	Shares		September 30, 2019	December 31, 2018
	September 30, 2019	December 31, 2018	€m	€m
Authorized Share Capital:
Unlimited number of Ordinary Shares with $nil nominal value issued at $10.00 per share	n/a	n/a	n/a	n/a
Unlimited number of Founder Preferred Shares with $nil nominal value issued at $10.00 per share	n/a	n/a	n/a	n/a

Issued and fully paid:
Ordinary Shares	194,505,457	174,229,051	2,109.4	1,751.7
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6
Total share capital and capital reserve			2,120.0	1,762.3
Listing and share transaction costs			(25.0)	(13.8)
Total net share capital and capital reserve			2,095.0	1,748.5
17.    Founder Preferred Shares Dividend Reserve

Nomad has issued Founder Preferred Shares to its Founder Entities. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”).

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. The Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last 10 consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of the Company’s ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts ($16.6516) multiplied by 140,220,619 shares (the “Preferred Share Dividend Equivalent”).

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2018 were met and issued on January 2, 2019. The Company issued a share dividend of 171,092 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2017 dividend price of $16.6516 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $16.7538 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2018). Accordingly, the balance of the Founder Preferred Shares Dividend Reserve as at September 30, 2019 decreased to €370.1 million (December 31, 2018: €372.6 million).

The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the Preferred Share Dividend Equivalent are subject to such adjustments for share splits, share dividends and certain other recapitalization events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad’s Memorandum and Articles of Association.

18.    Related parties

Mariposa Capital, LLC, an affiliate of Mr Franklin, and TOMS Capital LLC, an affiliate of Mr Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the three and nine months ended September 30, 2019 were €0.5 million and €1.7 million respectively (three and nine months ended September 30, 2018: €0.4 million and €1.5 million respectively.

In addition to the fees above, as discussed in Note 17, the conditions of the Founder Preferred Shares Annual Dividend Amount for 2018 were met and a share dividend of 171,092 ordinary shares was issued on January 2, 2019.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three and nine months ended September 30, 2019 were €0.1 million and €0.3 million respectively (three and nine months ended September 30, 2018: €0.2 million and €0.4 million respectively). In addition, certain non-executive Directors received grants and shares under Restricted Share Awards as discussed in Note 15.

19.    Subsequent events after the Statement of Financial Position date
None.